Exhibit (a)(1)(ii)

Supplement No. 1 to the Offer to Purchase

Up to 2.5% of the Issued and Outstanding Common Shares of Beneficial Interest

of

BlackRock Enhanced International Dividend Trust

at

98% of Net Asset Value Per Share

by

BlackRock Enhanced International Dividend Trust

in Exchange for Cash

THE OFFER TO PURCHASE WILL EXPIRE AT 5:00 P.M., EASTERN TIME,

ON FEBRUARY 24, 2025, UNLESS THE OFFER IS EXTENDED.

To the Common Shareholders of BlackRock Enhanced International Dividend Trust:

This Supplement No. 1 (this “Supplement”) hereby supplements and amends the information previously provided in the Offer to Purchase, dated January 23, 2025 (the “Original Offer to Purchase” and, together with this Supplement, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal of BlackRock Enhanced International Dividend Trust (the “Fund”). This Supplement should be read in conjunction with the Original Offer to Purchase. To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Purchase.

On January 20, 2025, the Fund and BlackRock Advisors, LLC (the “Investment Advisor”) entered into a standstill agreement (the “Saba Standstill Agreement”) with Saba Capital Management, L.P. (“Saba”). During the effective period of the Saba Standstill Agreement, Saba, the Fund and the Investment Advisor agreed to be bound by the terms of such agreement, which include an agreement by Saba to (1) abide by certain customary standstill covenants and (2) vote its Shares, if any, in accordance with the recommendation of the Fund’s Board on all matters submitted to shareholders. The Saba Standstill Agreement will remain in effect until the day following completion of the Fund’s 2027 annual meeting of shareholders or August 31, 2027, whichever is earlier, unless the agreement is terminated earlier by the parties. A copy of the Saba Standstill Agreement is included as an exhibit to the Fund’s Schedule TO for this Offer.

Accordingly, Section 11, “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” in the Original Offer to Purchase is hereby amended to reflect the Fund’s entry into the Saba Standstill Agreement. Except for the foregoing amendment, all other terms of the Offer, as described in the Original Offer to Purchase and related Letter of Transmittal, remain the same.

If you have any questions, please refer to the Original Offer to Purchase and related Letter of Transmittal or contact Georgeson LLC, the Information Agent for this Offer, toll free at the number disclosed in the Fund’s Original Offer to Purchase.

BLACKROCK ENHANCED INTERNATIONAL DIVIDEND TRUST

January 23, 2025

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